HOUND INC

FINANCIAL STATEMENTS

For the fiscal year January 01, 2021 to December 31, 2021

(Unaudited)

HOUND INC
BALANCE SHEET

	As of December 31, 2020	As of December 31, 2021
Current Assets		
Cash	$ -	$ 79,456
Prepaid expenses	$ -	$ 3,153
Accounts receivables	$ -	
Total Current Assets	$ -	$ 82,609
Fixed Assets		
Depreciable Assets	$ 4,186	$ -
Accumulated Depreciation	$ (4,186)	$ -
Total Fixed Assets	$ -	$ -
Other Assets		
Intangible Assets	$ 3,127	$ 3,127
Accumulated Amortization	$ (104)	$ (313)
Total Other Assets	$ 3,023	$ 2,814
Total Assets	**$ 3,023**	**$ 85,423**
Current Liabilities		
Account payable	$ -	$ -
Credit Card Payable	$ 2,362	$ 6,386
Total Current Liabilities	$ 2,362	$ 6,386
Longer Term Liabilities		
SAFE - 2341436 Ontario Inc.		$ 50,000
SAFE - Badger CPA Inc.		$ 50,000
SAFE - Chad Malpass		$ 25,000
SAFE - Kathryn Sarpong		$ 30,000
SAFE - Kitrina Journell		$ 25,000
SAFE - Mackenzie Reddin		$ 2,500
SAFE - Nicholas Vaughan		$ 50,000
SAFE - Philipp Hubertus Mohr		$ 85,000
Total Long Term Liabilities	$ -	$ 317,500
Total Liabilities	$ 2,362	$ 323,886
Shareholders' Equity		
Common Stock	$ 100	$ 100
APIC	$ 17,906	$ 92,653
Retained Earnings	$ -	$ (17,345)
Current year net income/loss	$ (17,345)	$ (313,871)
Total Equity	$ 661	$ (238,463)
Total Liabilities and Shareholders' Equity	**$ 3,023**	**$ 85,423**

HOUND INC
STATEMENT OF OPERATIONS

Operating Income	2020	2021
Revenue	$ -	$ 5,000.00
Cost of Goods Sold	$ -	$ 114,648.00
Gross Profit	$ -	$ (109,648.00)
Operating Expenses		
Auto Expense		$ 40.00
Bank fee	$ -	$ 2,306.00
Compensation of Officer		$ 39,000.00
Salaries and wages		$ 28,000.00
Payroll Taxes		$ 9,321.00
Employee Meals	$ 814.45	$ 5,761.00
Computer Supplies		$ 5,269.00
Dues and Subscriptions		$ 308.00
Education and Training		$ 1,059.00
Graphic Design	$ 1,000.00	
Internet	$ 12.00	
Office expense		$ 549.00
Legal and professional		$ 10,886.00
Marketing	$ 121.75	$ 30,979.00
Shipping and postage		$ 2,756.00
Insurance		$ 5,509.00
Membership	$ 595.00	
Subcontractor		$ 29,450.00
Supplies		$ 837.00
Office Rent	$ 250.00	$ 4,493.00
Shipping	$ 123.15	
Travel	$ 1,614.63	$ 14,400.00
Design	$ 6,120.17	
Website	$ 1,467.00	
Computer Software		$ 12,718.00
Other deduction	$ 936.52	$ 373.00
Amortization	$ 104.00	$ 209.00
Depreciation	$ 4,186.00	
Total Operating Expenses	$ 17,344.67	$ 204,223.00
Net Income	$ (17,344.67)	$ (313,871.00)

HOUND INC
CONSOLIDATED STATEMENT OF EQUITY

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid in Capital	(Accumulated Deficit)	Total
Beginning Balance, Aug 20, 2020		$ -	-	-	-
Contributions	10,000,000	$ 100.00	17,906	-	18,006
Other Comprehensive Gain/(Loss)					
Net Income		$ -	-	(17,345)	(17,345)
Ending Balance, December 31, 2020	10,000,000	$ 100.00	17,906	(17,345)	661
Beginning Balance, January 01, 2021	10,000,000	$ 100.00	17,906	(17,345)	661
Contributions			74,747	(313,871)	(239,124)
Other Comprehensive Gain/(Loss)					-
Net Income					-
Ending Balance, December 31, 2021	10,000,000	$ 100.00	92,653	(331,216)	(238,463)

HOUND INC
STATEMENT OF CASH FLOWS

Cash flows from Operating Activities		2020		2021
Net Earnings	$	(17,345.00)	$	(313,871.00)
Increase in Depreciation	$	4,186.00	$	-
Increase in Amortization	$	104.00	$	209.00
Increase in Credit Card Payable	$	2,362.00	$	4,024.00
Change in prepaid expenses	$	-	$	(3,153.35)
Net Cash Flows from Operating Activities	$	(10,693.00)	$	(312,791.35)
Cash flows from Investing Activities				
Purchase of Property and Equipment	$	(4,186.00)	$	-
Purchase of Intangible Assets	$	(3,127.00)	$	-
Net Cash flows from Investing Activities	$	(7,313.00)	$	-
Cash flows from Financing Activities				
Capital Contributions	$	18,006.00	$	74,747.00
Increase in Liabilities	$	-	$	317,500.00
Net Cash flows from Financing Activities	$	18,006.00	$	392,247.00
Cash at the Beginning of Period	$	-	$	-
Net Increase (Decrease) in Cash	$	-	$	79,456.00
Cash at End of Period	$	-	$	79,456.00

HOUND INC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year January 01, 2021 to December 31, 2021

1. Organization

HOUND INC (the "Company"), is a corporation organized under the laws of the State of Delaware.

2. Summary of Significant Accounting Policies

A summary for the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an cash basis of accounting. Under the cash basis of accounting, revenues are recorded when cash is received and expenses are recorded at the time expenses are paid.

b) Fiscal Year

The Company operates on a fiscal year ending on December 31

c) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.